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Exhibit 1

Consolidated Balance Sheets
 (expressed in thousands of Canadian dollars)

	September 30 2008		December 31 2007

	(unaudited	)
ASSETS
Current Assets
Cash and cash equivalents	$66,427		$74,606
Concentrate awaiting settlement, net – Note 3	51,263		79,087
Taxes recoverable	753		62
Inventories – Note 4	14,914		26,320
Other assets – Note 5	4,436		2,563

	137,793		182,638
Mining interests, net	121,696		114,464
Mine restoration deposit	8,718		8,272

	$268,207		$305,374

LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities
Accounts payable and accrued liabilities	$21,844		$20,757
Future mining tax liability	–		168
Current portion of obligations under capital leases	1,869		1,672
Current portion of convertible notes payable – Note 6	3,427		25,710
Current portion of long-term debt – Note 7	5,123		5,918

	32,263		54,225
Mine restoration obligation	9,144		8,878
Obligations under capital leases	1,429		1,824
Long-term debt – Note 7	500		3,957
Future mining tax liability	–		539

	43,336		69,423
Shareholders' Equity
Common share capital and purchase warrants – Note 8	481,207		443,986
Stock options	2,035		1,673
Equity component of convertible notes payable, net of issue costs	575		6,044
Contributed surplus	11,761		6,292
Deficit	(270,707)		(222,044)

Total shareholders' equity	224,871		235,951

	$268,207		$305,374

Commitments – Note 1
Subsequent Event – Note 15

Consolidated Statements of Operations,
Comprehensive Loss and Deficit
 (expressed in thousands of Canadian dollars, except share and per share amounts)
(unaudited)

	Three months ended September 30		Nine months ended September 30
	2008	2007	2008	2007

Revenue – before pricing adjustments	$35,331	$42,674	$138,786	$156,429
Pricing adjustments:
Commodities	(47,203)	237	(31,444)	6,957
Foreign exchange	2,992	(6,419)	6,807	(13,960)

Revenue – after pricing adjustments – Note 12	(8,880)	36,492	114,149	149,426

Operating expenses
Production costs	31,350	28,845	92,679	94,535
Inventory commodity pricing adjustment – Note 4	5,618	–	5,474	–
Smelter treatment, refining and freight costs	6,528	5,510	18,070	16,505
Amortization	12,958	12,201	32,872	36,032
Insurance recovery – Note 9	–	–	(13,800)	–
Loss on disposal of equipment	515	–	1,573	–
Asset retirement costs	155	173	463	850

Total operating expenses	57,124	46,729	137,331	147,922

Income (loss) from mining operations	(66,004)	(10,237)	(23,182)	1,504

Other expenses
General and administration – Note 9	3,831	1,695	5,837	5,712
Exploration	4,231	2,933	18,400	6,959
Interest and other financing costs – Note 13	76	4,328	2,980	15,471
Foreign exchange gain	(244)	(3,170)	(467)	(8,151)

Total other expenses	7,894	5,786	26,750	19,991

Loss before taxes	(73,898)	(16,023)	(49,932)	(18,487)
Income and mining tax recovery	(2,656)	(1,990)	(1,672)	(895)

Net loss and comprehensive loss for the period	(71,242)	(14,033)	(48,260)	(17,592)
Deficit, beginning of period, as previously reported	(199,465)	(196,923)	(222,044)	(193,364)
Adoption of new accounting standards for inventory – Note 2	–	–	(403)	–

Deficit, end of period	$(270,707)	$(210,956)	$(270,707)	$(210,956)

Net loss per share
Basic	$(0.85)	$(0.25)	$(0.59)	$(0.32)

Diluted	$(0.85)	$(0.25)	$(0.58)	$(0.32)

Weighted average number of shares outstanding
Basic	83,832,622	55,226,870	81,903,252	54,289,652

Weighted average number of shares outstanding
Diluted	83,832,622	55,226,870	83,339,655	54,289,652

Consolidated Statements of Cash Flows
 (expressed in thousands of Canadian dollars)
(unaudited)

	Three months ended September 30		Nine months ended September 30
	2008	2007	2008	2007

Cash provided by (used in)
Operations
Net loss for the period	$(71,242)	$(14,033)	$(48,260)	$(17,592)
Operating items not involving cash
Accretion expense relating to convertible notes payable	400	3,144	3,285	10,656
Amortization	10,259	12,201	30,892	36,032
Amortization of deferred financing costs	21	175	184	616
Interest on convertible notes settled in shares	85	427	682	2,008
Accrued interest on mine restoration deposit	(45)	–	(129)	(110)
Unrealized foreign exchange loss (gain)	1,487	3,679	(6,593)	7,088
Asset retirement costs	155	173	463	850
Future income tax recovery	(2,925)	(1,990)	(2,121)	(895)
Stock based compensation and employee benefits	550	292	1,377	1,317
Loss on disposal of equipment	515	–	1,573	–

	(60,740)	4,068	(18,647)	39,970
Changes in non-cash working capital – Note 14	68,223	5,375	42,060	(25,015)

	7,483	9,443	23,413	14,955

Financing Activities
Advances under purchase facility	–	(4,878)	–	3,990
Issuance of common shares and warrants, net of issue costs	–	–	10,475	5,703
Repayment of long-term debt	(1,539)	(1,496)	(4,575)	(10,538)
Repayment of obligations under capital leases	(469)	(480)	(1,322)	(1,562)
Mine restoration deposit	(51)	–	(317)	–

	(2,059)	(6,854)	4,261	(2,407)

Investing Activities
Additions to mining interests – Note 14	(11,622)	(2,940)	(36,147)	(11,547)
Proceeds on disposal of mining interests	77	–	294	–

	(11,545)	(2,940)	(35,853)	(11,547)

Increase (decrease) in cash and cash equivalents	(6,121)	(351)	(8,179)	1,001
Cash and cash equivalents, beginning of period	72,548	4,505	74,606	3,153

Cash and cash equivalents, end of period	$66,427	$4,154	$66,427	$4,154

Cash and cash equivalents consisting of:
Cash	$11,071	$4,154	$11,071	$4,154
Short term investments	55,356	–	55,356	–

	$66,427	$4,154	$66,427	$4,154

Consolidated Statements of Shareholders' Equity
 (expressed in thousands of Canadian dollars, except share amounts)
(unaudited)

	Number of shares	Capital stock	Stock options	Warrants	Equity component of convertible notes payable	Contributed surplus	Deficit	Total shareholders' equity

Balance, December 31, 2007	75,770,570	$430,793	$1,673	$13,193	$6,044	$6,292	$(222,044)	$235,951
Transitional adjustment on adoption of inventory standard – Note 2	–	–	–	–	–	–	(403)	(403)
Common shares issued:
For principal repayments on convertible notes payable	5,417,830	26,501	–	–	(5,469)	5,469	–	26,501
For interest payments on convertible notes payable	151,427	682	–	–	–	–	–	682
Pursuant to unit offering, net of issue costs	2,800,000	9,575	–	–	–	–	–	9,575
Tax effect of flow-through shares	–	(1,452)	–	–	–	–	–	(1,452)
Warrants Issued:
Pursuant to unit offering, net of issue costs	–	–	–	899	–	–	–	899
Warrants exercised	100	1	–	–	–	–	–	1
Stock-based compensation/RRSP expense	198,678	1,015	362	–	–	–	–	1,377
Net loss and comprehensive loss for the nine months ended September 30, 2008	–	–	–	–	–	–	(48,260)	(48,260)

Balance, September 30, 2008	84,338,605	$467,115	$2,035	$14,092	$575	$11,761	$(270,707)	$224,871

Consolidated Statements of Shareholders' Equity
 (expressed in thousands of Canadian dollars, except share amounts)

	Number of shares	Capital stock	Stock options	Warrants	Equity component of convertible notes payable	Contributed surplus	Deficit	Total shareholders' equity

Balance, January 1, 2007	52,947,693	$331,705	$1,269	$8,038	$12,336	$–	$(193,364)	$159,984
Common shares issued:
For principal repayments on convertible notes payable	1,642,596	16,350	–	–	(3,557)	3,557	–	16,350
For interest payments on convertible notes payable	232,775	2,008	–	–	–	–	–	2,008
Private placement of flow-through shares (net)	550,000	5,686	–	–	–	–	–	5,686
Tax effect of flow-through shares	–	(1,114)	–	–	–	–	–	(1,114)
Stock options exercised	5,000	17	–	–	–	–	–	17
Fair value of stock options exercised	–	10	(10)	–	–	–	–	–
Stock-based compensation/RRSP expense	103,415	940	346	–	–	–	–	1,286
Net loss and comprehensive loss for the nine months ended September 30, 2007	–	–	–	–	–	–	(17,592)	(17,592)

Balance, September 30, 2007	55,481,479	355,602	1,605	8,038	8,779	3,557	(210,956)	166,625
Common shares issued:
For principal repayments on convertible notes payable	1,478,401	9,830	–	–	(2,735)	2,735	–	9,830
For interest payments on convertible notes payable	108,753	636	–	–	–	–	–	636
Pursuant to unit offering, net of issue costs	18,666,667	64,461	–	–	–	–	–	64,461
Warrants issued:
Pursuant to unit offering, net of issue costs	–	–	–	5,155	–	–	–	5,155
Stock-based compensation/RRSP expense	35,270	264	68	–	–	–	–	332
Net loss and comprehensive loss for the three months ended December 31, 2007	–	–	–	–	–	–	(11,088)	(11,088)

Balance, December 31, 2007	75,770,570	$430,793	$1,673	$13,193	$6,044	$6,292	$(222,044)	$235,951

Notes to the Consolidated Financial Statements
 for the nine months ended September 30, 2008
(expressed in thousands of Canadian dollars, except share, per share amounts and metal prices)
(Unaudited)

1.  NATURE OF OPERATIONS

North American Palladium Ltd. ("NAP" or "the Company") is a Canadian company in the business of exploring and mining Platinum Group Metals ("PGMs") and certain base and precious metals. Its principal asset is the Lac des Iles Mine located in the Thunder Bay District in Ontario. The Company also has a number of base metal exploration projects located in Canada. The Company operates in one operating segment, mining.

The Company's financial position and operating results are directly affected by the market price of the PGMs in relation to the Company's production costs. The prices of PGMs (palladium and platinum) and by-product metals (gold, nickel and copper) fluctuate widely and are affected by numerous factors beyond the Company's control.

Offset High Grade Zone

The Offset High Grade Zone ("OHGZ") is located on the Lac des Iles property and was discovered by the Company's exploration team in 2001. The OHGZ is believed to be the fault-displaced continuation of the Roby Zone mineralization and is located below and approximately 250 meters to the west of the Roby Zone. A mineral resource estimate prepared by Scott Wilson Roscoe Postle Associates in October 2007 estimated that the OHGZ has significantly more mineral resources than the current underground mine at the Roby Zone at similar grades, while still being open along strike to the north and south and at depth.

On May 7, 2008, the Company announced the results of a preliminary economic assessment prepared by Micon International Limited, which concluded that the OHGZ could extend the Company's underground mining operation to 2018, assuming a 6,000 tonnes per day from the OHGZ, an initial capital expenditure of $37 million and a palladium price of US$356 per ounce. The Micon study proposes continuation of the longhole stoping mining method, which was the Company's mining method prior to the temporary mine closure, at the existing underground operations. A series of conveyors and access ramps could be used to bring the ore to the surface. The Company is currently working on a feasibility study and an update resource estimate for the OHGZ.

Shebandowan Project

On December 10, 2007, the Company earned a 50% interest in the former producing Shebandowan mine and the surrounding Haines and Conacher properties pursuant to an option and joint venture agreement with Vale Inco. The properties, known as the Shebandowan property, contain a series of nickel-copper-PGM mineralized bodies and the land package totals approximately 7,842 hectares. These properties are located 90 kilometers west of Thunder Bay, Ontario, and approximately 100 kilometers southwest from the Company's Lac des Iles Mine. Vale Inco retains an option to increase its interest from 50% to 60%, exercisable in the event that a feasibility study on the properties results in a mineral reserve and mineral resource estimate of the equivalent of 200 million pounds of nickel and other metals ("Back-in Right"). The Shebandowan West project covers a small portion of the Shebandowan property and encompasses three shallow mineralized zones, all of which are located at shallow depths immediately to the west of the former Shebandowan mine. A 43-101 Technical Report disclosing the results of a mineral resource estimate was filed on October 26, 2007. As currently envisaged, the Shebandowan West Project will not trigger Vale Inco's Back-in Right. The Company has received a draft preliminary economic assessment on the project; however, due to depressed metals prices work at Shebandowan West has been suspended.

Arctic Platinum Project

On March 24, 2006, the Company entered into an agreement with Gold Fields Limited to further explore and develop a mining operation at the Arctic Platinum Project ("APP") located in Finland. The APP includes several advanced stage PGM Projects. The Company was granted an option to earn up to a 50% interest and, in certain circumstances, a 60% interest in APP, in which event a joint venture would be formed and the Company would become the project operator. In order to exercise the option, the Company had to spend US$12,500, complete a feasibility study and make a production decision as well as issue to Gold Fields, approximately 7.3 million shares or approximately 9.2 million shares, subject to adjustment, to earn a 50% or 60% interest respectively on or before August 31, 2008. The Company received a draft feasibility study which showed that lower commodity prices, coupled with the increased price of steel and diesel fuel, the strength of the euro relative to the U.S. dollar and other variables had adversely impacted the economics of the project. As a result of these findings, the Company determined that it would not deliver a positive feasibility study for the APP prior to the August 31, 2008 deadline. The Company's option over the APP has since lapsed and all interests have reverted back to Gold Fields Limited.

2.  BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

These unaudited consolidated financial statements have been prepared using disclosure standards appropriate for interim financial statements and do not contain all the explanatory notes, descriptions of accounting policies or other disclosures required by Canadian generally accepted accounting principles for annual financial statements. Such notes, descriptions of accounting policies and other disclosures are included in the Company's audited annual consolidated financial statements included in the Company's annual report to shareholders for the year ended December 31, 2007, except for those included in the adoption of new accounting standards section. Accordingly, these unaudited consolidated financial statements should be read in conjunction with the audited annual consolidated financial statements for 2007.

Adoption of New Accounting Standards

Inventories

The Canadian Institute of Chartered Accountants Handbook (CICA Handbook) Section 3031 establishes standards for the determination of inventory cost and its subsequent recognition as an expense, including any write-down to net realizable value. In addition in certain circumstances, write-downs of inventory previously recognized may be reversed. The Company adopted this standard prospectively in accordance with the transitional provisions. On adoption of the new standard on January 1, 2008, an adjustment to supplies inventory of $3,529 was recognized to reclassify items not meeting the definition of inventory, including major spare parts and insurance spares, to property, plant and equipment. A related increase to opening deficit of $403, net of taxes was recognized to adjust for accumulated amortization.

Further upon adoption of this standard, the Company changed its valuation of supplies inventory from the lower of cost and replacement cost to the lower of cost and net realizable value. The change in valuation had no impact on the Company's financial statements.

Prior periods presented have not been restated as a result of the adoption of the standard.

Financial Instruments – Recognition and Measurement

On January 1, 2008 the Company adopted CICA Handbook Section 3862, "Financial Instruments – Disclosures" and Section 3863, "Financial Instruments – Presentation". These sections require the disclosure of information with regards to the significance of financial instruments for the Company's financial position and performance, the nature and extent of risks arising from financial instruments to which the Company is exposed during the period and at the balance sheet date, and how the company manages those risks. These standards replace CICA Handbook Section 3861, "Financial Instruments". The additional disclosures required as a result of adopting these standards are included in note 10.

Capital Disclosures

On January 1, 2008, the Company adopted CICA Handbook Section 1535, "Capital Disclosures". This section establishes standards for disclosing information about an entity's capital and how it is managed to enable users of financial statements to evaluate the entity's objectives, policies and procedures for managing capital. The additional disclosures required as a result of adopting these standards are included in note 11.

Future Accounting Standards

In February 2008, the CICA issued Handbook Section 3064, "Goodwill and Intangible Assets", replacing Handbook Section 3062, "Goodwill and Other Intangible Assets", and Handbook Section 3450, "Research and Development Costs". This section established standards for the recognition, measurement, presentation and disclosure of goodwill subsequent to its initial recognition and of intangible assets by profit-oriented enterprises. The new section is effective for years beginning on or after October 1, 2008. The Company is in the process of assessing the impact of this new section on its consolidated financial statements.

The Accounting Standards Board (AcSB) announced in April 2008 that Canada will adopt International Financial Reporting Standards (IFRS) for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. The adoption of IFRS will be first reflected in the Company's financial statements for the quarter ending March 31, 2011.

The transition to IFRS could have a material impact on the Company's financial position and reported results; however, it is not possible to quantify the impact at this time.

3.  CONCENTRATE AWAITING SETTLEMENT

The value of concentrate awaiting settlement represents the value of all PGMs and base metals from production shipped to and received by the third-party smelters between December 2007 and September 2008, including 135,006 ounces of palladium which was valued at the September 30, 2008 London Metal Exchange ("LME") afternoon price fix of US$199 (December 31, 2007 – including 125,802 ounces of palladium valued at US$364). The LME price fix as at November 10, 2008 was US$227.

All of the concentrate awaiting settlement is due from two domestic customers at September 30, 2008 (2007 – one domestic customer). A reserve for doubtful accounts has not been established, as in the opinion of management, the amount due will be fully realized.

4.  INVENTORIES

Inventories consist of the following:

	September 30 2008	December 31 2007

Supplies	$11,665	$14,847
Concentrate	978	3,026
Crushed and broken ore stockpiles	2,271	8,447

	$14,914	$26,320

The Company adopted the new CICA Handbook Section 3031, "Inventories," effective January 1, 2008, resulting in the prospective reclassification of major spare parts and insurance spares from inventories and supplies to property, plant and equipment. Prior periods presented have not been restated as a result of the adoption of this standard.

In addition, Section 3031 of the CICA Handbook also requires the Company to disclose the amount of inventories expensed and any inventory write-downs recognized as an expense in the period.

For the three and nine month periods ended September 30, 2008, supplies inventory of $9,078 (2007 – $8,096) and $29,022 (2007 – $23,488) respectively, were expensed.

For the three and nine month periods ended September 30, 2008, the Company recognized write-downs of obsolete supplies inventories of $Nil (2007 – $353) and $80 (2007 – $353) respectively.

For the three and nine month periods ended September 30, 2008, the Company recognized write-downs of concentrate inventory of $385 (2007 – $Nil) and $241 (2007 – $Nil) respectively due to declining commodity prices.

For the three and nine month periods ended September 30, 2008, the Company recognized write-downs of crushed and broken ore stockpiles of $5,233 (2007 – $Nil) and $5,233 (2007 – $Nil) respectively due to declining commodity prices.

5.  OTHER ASSETS

Other assets consist of the following:

	September 30 2008	December 31 2007

Investments*	$1,424	$9
Prepaids	638	779
GST recoverable	2,170	1,203
Other	204	572

	$4,436	$2,563

*
Investments held for trading are classified as current assets and are stated at fair value, with any resultant gain or loss recognized in the income statement.

6.  CONVERTIBLE NOTES PAYABLE

	September 30 2008	December 31 2007

Series I convertible notes – matured August 1, 2008	$–	$17,011
Series II convertible notes – maturing December 1, 2008	3,427	8,699

	3,427	25,710
Less current portion	(3,427)	(25,710)

	$–	$–

As at September 30, 2008, the principal amount outstanding on the Series I and Series II convertible notes was US$nil (December 31, 2007 – US$17,500) and US$3,000 (December 31, 2007 – US$9,000) respectively. The Company recorded accretion expense of $3,285 (2007 – $10,656), of which $795 (2007 – $2,427) represented the accretion relating to the Equity Premium which was included in the carrying value of the convertible notes payable as at September 30, 2008.

The issue costs of $2,364 have been allocated pro-rata to the debt ($1,398) and equity components ($589) of the Series I and II Notes and to the associated warrants ($377) on a relative fair value basis. The financing costs related to the debt components are being amortized over the term of the convertible notes using the effective interest method.

7.  LONG-TERM DEBT

The Company's long-term debt is comprised of a senior credit facility with an equipment finance company in the amount of US$3,000 and $2,500. The interest rate under the loan facility is US LIBOR plus 2.50%, or 6.43% at September 30, 2008 (7.63% – September 2007). The senior credit facility is repayable in equal quarterly installments over a five-year period with a final maturity of November 24, 2009. In return for granting the loan, the lender received a first priority security in all of the Company's existing and future assets excluding its production leases and claims. The credit facility allows in certain circumstances, full repayment of outstanding loans at any time during the term of the facility.

8.  SHAREHOLDERS' EQUITY

(a)
The authorized capital stock of the Company consists of an unlimited number of common shares and an unlimited number of special shares, issuable in series, including 10,000,000 Series "A" preferred shares.

(b)
Common share purchase warrants:

  The changes in issued common share purchase warrants for the year are summarized below:

	September 30 2008		December 31 2007
	Shares	Amount	Shares	Amount

Common shares purchase warrants
Balance, beginning of period	11,324,302	$13,193	1,990,969	$8,038
Issued pursuant to unit offering, net of issue costs	1,400,000	899	9,333,333	5,155
Warrants exercised	(100)	–	–	–

Balance, end of period	12,724,202	$14,092	11,324,302	$13,193

  On December 13, 2007 the Company completed a public offering of 18,666,667 units at a price of US$4.00 per unit ($4.04 per unit) for total net proceeds of approximately US$68,719 (issue costs US$5,919).

  On January 9, 2008, the Company issued an additional 2,800,000 units under a 30-day over-allotment option granted to the underwriters at an exercise price of US$4.00 per unit ($4.04), for total net proceeds of US$10,391 (issue costs US$725).

  Each unit consisted of one common share and one half of a common share purchase warrant of the Company. Each whole warrant will entitle the holder to purchase one common share at a price of US$5.05 per share at any time on or prior to December 13, 2009.

  In connection with the issue of the convertible notes payable, warrants to purchase 1,990,969 common shares were issued and are outstanding as follows:

Number of Warrants	Exercise Price	Expiry Date

1,436,782	US$10.73	March 29, 2010
554,187	US$7.85	June 23, 2010

  In connection with the issue of the unit offering, warrants to purchase 10,733,333 common shares were issued. As at September 30, 2008 the warrants outstanding are as follows:

Number of Warrants	Exercise Price	Expiry Date

10,733,233	US$5.05	December 13, 2009

(c)
Corporate Stock Option Plan

  The following summary sets out the activity in outstanding common share purchase options:

	September 30, 2008
	# Shares	Weighted-Average Exercise Price

Outstanding, beginning of year	356,433	$9.89
Granted	360,000	6.51
Cancelled	(5,333)	10.82

Outstanding, end of the period	711,100	$8.25

Options exercisable at end of period	238,098	$10.31

(d)
Other Stock-Based Compensation – Restricted Share Unit Plan

  Effective December 14, 2005, the Company adopted an RSU plan under which eligible directors, officers and key employees of the Company are entitled to receive awards of restricted share units. Each restricted share unit means a unit equivalent in value to the fair market value of a common share of the Company on the date of the award. As at September 30, 2008, 5,002 restricted share units have been granted and are outstanding. The market value of the restricted share units as at September 30, 2008 is $2.20 (2007 – $7.56) and $18 (2007 – $103) has been charged to compensation expense for the nine month period ended September 30, 2008.

9.  INSURANCE RECOVERY

The Company previously filed a claim with its insurance company relating to losses incurred in connection with the failure of the primary crusher in 2002. During 2004, the Company received $7,148 as in interim payment against this claim and in July 2008 a settlement in the amount of $14,500 was received for the remainder of this claim. The amount of $13,800 has been included as income from mining operations and $700 received for legal costs has been included as a reduction of general and administration expenses.

10.   FINANCIAL INSTRUMENTS

The Company has exposure to the following risks from its use of financial instruments: credit risk, market risk, currency risk, interest rate risk, commodity price risk and liquidity risk.

Credit Risk

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligation. The Company's exposure arises principally from its short term investments and concentrate awaiting settlement. Historically, the Company has not experienced any losses related to individual customers and does not believe it is exposed to a significant concentration of credit risk.

All of the Company's concentrate awaiting settlement is due from two domestic customers at September 30, 2008 (2007 – one domestic customer). A reserve for doubtful accounts has not been established, as in the opinion of management, the amount due will be fully realized.

The carrying amount of financial assets represents the maximum credit exposure. The maximum exposure to credit risk at the reporting date was:

	September 30 2008	December 31 2007

Cash and cash equivalents	$11,071	$4,444
Short term investments	55,356	70,162
Concentrate awaiting settlement*	51,263	79,087

	$117,690	$153,693

*
The aging of concentrate awaiting settlement at the reporting date and December 31, 2007 is all current.

Market Risk

Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. Market risk is comprised of currency, interest rate, and commodity price risk.

Currency risk

Currency risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates. Currency risk is related to the portion of the Company's business transactions denominated in currencies other than Canadian dollars. The Company is exposed to fluctuations in exchange rates due to certain of its foreign-based suppliers, convertible notes, long-term debt, capital leases, and revenues being in foreign currencies. The Company's primary exposure is based upon the movements of the US dollar and the Euro against the Canadian dollar. The Company's foreign exchange risk management includes from time to time the use of foreign currency forward contracts to fix exchange rates on certain foreign currency exposures. As at September 30, 2008, the Company had not entered into any foreign exchange contracts.

For the Company's foreign exchange transactions, fluctuations in the respective exchange rates relative to the Canadian dollar will create volatility in the Company's cash flows and the reported amounts for revenue, production, and exploration costs on a period-to-period basis. Additional earnings volatility arises from the translation of monetary assets and liabilities denominated in currencies other than Canadian dollars at the rates of exchange at each balance sheet date, the impact of which is reported as a separate component of revenue or foreign exchange gain or loss.

The Company is exposed to the following currency risk on revenues, purchases and borrowings at September 30, 2008.

US$

Cash	$1,451
Concentrate awaiting settlement	48,818
Accounts payable and accrued liabilities	(42)
Obligations under capital leases	(2,247)
Convertible notes payable	(3,000)
Long-term debt	(3,000)

$41,980

A 1% strengthening or weakening of the Canadian dollar against the US dollar, assuming that all other variables remained the same, would have resulted in an approximate $420 decrease or increase, respectively, in the Company's net income for the period ended September 30, 2008.

The following summary illustrates the fluctuations in the exchange rates during the period ended September 30, 2008, as compared to the Canadian dollar.

	US$	Euro €

Exchange rates as at December 31, 2007	US$1.01	€0.69
Exchange rates as at June 30, 2008	US$0.98	€0.62
Exchange rates as at September 30, 2008	US$0.95	€0.68
Average exchange rates for the three months ended September 30, 2008	US$0.96	€0.64
Average exchange rates for the nine months ended September 30, 2008	US$0.98	€0.65

Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company does not enter into derivative financial instruments for speculative purposes. It is exposed to interest rate risk due to its variable-rate long-term debt. Although the Company does not hold any specific hedging instruments, it does hold certain short term investments. Interest rate fluctuations may have an effect on the interest income the Company derives from its short term investments and which will favourably offset changes in the interest on debt instruments.

Management does not believe that the net impact of interest rate fluctuations on the current level of borrowings and short term investments will be significant and, therefore, has not provided a sensitivity analysis of this impact on net earnings.

The following table summarizes the interest rates which the Company had exposure to as at September 30, 2008.

	September 30 2008	December 31 2007

US LIBOR	3.93%	4.60%
Canadian LIBOR	4.00%	4.55%
US prime rate	5.00%	7.25%

Commodity Price Risk

Commodity price risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in commodity prices. The Company is particularly exposed to fluctuations in commodity prices for its various metal sales. From time to time the Company may enter into forward commodity sales contracts to hedge the effect on revenues of changes in the price of metals it produces. Gains and losses on derivative financial instruments used to mitigate metal price risk are recognized in revenue from metal sales over the term of the hedging contract. The Company had no outstanding forward commodity sales contracts as at September 30, 2008.

As at September 30, 2008, assuming that all other variables remain the same, a strengthening or weakening of selling prices as shown in the table below, would have had an approximate favourable or unfavourable impact on earnings as follows:

Metal	Price variability	Impact

Palladium	+/- $10 per oz	+/- $1,400
Platinum	+/- $10 per oz	+/- $100
Gold	+/- $10 per oz	+/- $100
Nickel	+/- $1 per lb	+/- $750
Copper	+/- $0.25 per lb	+/- $350

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company's approach to managing liquidity risk is to monitor the sales pipeline, to ensure sufficient cash flows are generated from operations to meet the current debt requirements. Where insufficient liquidity exists, the Company may pursue various debt and equity instruments for short-term financing of its operations.

The table below analyzes the Company's financial liabilities which will be settled into relevant maturity groupings based on the remaining periods at September 30, 2008 to the contractual maturity date.

	Total	In less than 1 year	Between 1 year and 2 years	Between 2 years and 5 years

Obligations under capital leases	$3,298	$1,869	$1,211	$218
Convertible note payable(a)	3,427	3,427	–	–
Long-term debt	5,623	5,123	500	–

	$12,348	$10,419	$1,711	$218

(a)
The repayment of the convertible note may be paid to the Purchaser, at the Purchaser's option, in any combination of cash and/or common shares. The Company has the right to defer any principal repayment in cash until a later principal repayment date.

Management monitors consolidated cash flow, in detail, on a daily basis, monthly through month-end reporting, quarterly through forecasting and yearly through the budget process. Based on the financial liabilities due and noted above, the Company expects to have sufficient operating cash flow exceeding the amounts due.

Fair Values

The Company's financial instruments consist of cash and cash equivalents, concentrate awaiting settlement, accounts payable and accrued liabilities, obligations under capital leases and long-term debt.

The carrying value of cash and cash equivalents, concentrate awaiting settlement and accounts payable approximate their fair values due to the immediate or short-term maturity of these financial instruments.

The fair value of the obligations under capital leases approximate their carrying value due to the interest rate implicit in the leases approximating interest rates available at this time for similar lease terms. The fair value of the convertible notes approximate their carrying value due to the interest rate implicit in the convertible notes approximating interest rates available at this time for similar convertible notes payable. The fair value of the variable-rate debt approximates the carrying value of such debt since the variable interest rates are market-based, and the Company believes such debt could be refinanced on materially similar terms.

11.   CAPITAL DISCLOSURE

The Company's objective is to maintain a strong capital base so as to maintain investor, creditor and market confidence and to sustain future development of the business.

Management defines capital as the Company's outstanding debt and total shareholder's equity. The board of directors does not establish quantitative return on capital criteria for management but rather promotes year over year sustainable profitable growth.

In order to maintain or adjust the capital structure, the Company may issue new shares, issue new debt, and issue new debt to replace existing debt with different characteristics.

There were no changes in the Company's approach to capital management during the period. Neither the Company nor any of its subsidiaries are subject to externally imposed capital requirements.

12.   REVENUE FROM METAL SALES

	Total	Palladium	Platinum	Gold	Nickel	Copper	Other Metals

2008
Three months ended September 30
Revenue – before pricing adjustments	$35,331	$16,087	$5,918	$3,768	$5,131	$3,829	$598
Pricing adjustments:
Commodities	(47,203)	(33,009)	(10,650)	(538)	(1,600)	(1,159)	(247)
Foreign exchange	2,992	1,507	641	339	278	190	37

Revenue – after pricing adjustments	$(8,880)	$(15,415)	$(4,091)	$3,569	$3,809	$2,860	$388

2007
Three months ended September 30
Revenue – before pricing adjustments	$42,674	$21,323	$6,605	$3,080	$7,236	$4,087	$343
Pricing adjustments:
Commodities	237	(3,696)	1,199	934	1,320	404	76
Foreign exchange	(6,419)	(2,589)	(1,131)	(629)	(1,519)	(491)	(60)

Revenue – after pricing adjustments	$36,492	$15,038	$6,673	$3,385	$7,037	$4,000	$359

2008
Nine months ended September 30
Revenue – before pricing adjustments	$138,786	$67,105	$23,347	$11,186	$22,235	$12,543	$2,370
Pricing adjustments:
Commodities	(31,444)	(22,178)	(6,071)	218	(3,193)	(218)	(2)
Foreign exchange	6,807	3,837	1,278	633	620	364	75

Revenue – after pricing adjustments	$114,149	$48,764	$18,554	$12,037	$19,662	$12,689	$2,443

2007
Nine months ended September 30
Revenue – before pricing adjustments	$156,429	$73,117	$22,277	$8,970	$38,465	$11,933	$1,667
Pricing adjustments:
Commodities	6,957	1,494	3,194	1,050	(78)	1,074	223
Foreign exchange	(13,960)	(6,610)	(2,625)	(1,158)	(2,705)	(768)	(94)

Revenue – after pricing adjustments	$149,426	$68,001	$22,846	$8,862	$35,682	$12,239	$1,796

Generally, the Company delivers all of its concentrate to one customer (2007 – one customer) under the terms of a smelter agreement. The customer has agreed to smelt and refine all of the Company's concentrate through to March 31, 2010, with an option, by mutual agreement, to extend for a further two years to March 31, 2012. During the three months ended June 30, 2008, due to a maintenance shutdown at the customer, temporary arrangements were made to smelt and refine the Company's concentrate at another customer.

13.   INTEREST AND OTHER FINANCING COSTS

	Three months ended September 30		Nine months ended September 30
	2008	2007	2008	2007

Interest on convertible notes payable	$83	$622	$651	$2,297
Accretion expense relating to convertible notes payable	400	3,144	3,285	10,656

	483	3,766	3,936	12,953
Interest on long term debt	125	241	418	902
Interest on capital leases	35	81	129	320
Interest on Kaiser Francis credit facility	–	–	–	90

	643	4,088	4,483	14,265
Interest on advance purchase facility	–	122	64	357
Other interest and financing costs	93	5	500	565
Deferred financing costs	21	175	184	616

	757	4,390	5,231	15,803
Interest income	(681)	(62)	(2,251)	(332)

	$76	$4,328	$2,980	$15,471

14.   STATEMENTS OF CASH FLOWS

(a)
The net changes in non-cash working capital balances related to operations are as follows:

	Three months ended September 30		Nine months ended September 30
	2008	2007	2008	2007

Cash provided by (used in):
Concentrate awaiting settlement	$45,844	$9,036	$35,660	$(16,228)
Inventories and stockpiles	8,089	(1,214)	7,877	(3,024)
Other assets	13,024	(1,142)	(1,873)	24
Accounts payable and accrued liabilities	740	(1,568)	1,087	(5,943)
Taxes recoverable	526	263	(691)	156

	$68,223	$5,375	$42,060	$(25,015)

(b)
As at January 1, 2008 inventories valued at $3,529 were reclassified to mining interests due to the adoption of the new accounting standard related to inventory (note 2).

(c)
For the nine month period ended September 30, 2008, mining interests were acquired at an aggregate cost of $37,102 (2007 – $11,547) of which $955 (2007 – $Nil) were acquired by means of capital leases.

15.   SUBSEQUENT EVENT

On October 21, 2008, the Company announced that due to declining metal prices, it was temporarily placing its Lac Des Iles Mine on a care and maintenance basis effective October 29, 2008. The closure has resulted in the layoff of approximately 350 employees.

The Company subsequently expects to incur severance and vacation pay costs in the amount of approximately $5,500. An additional amount of approximately $1,300 may be incurred if the temporary closure extends beyond 35 weeks. Any such amounts will be recorded subsequent to September 30, 2008.

16.   COMPARATIVE FIGURES

Certain of the prior period figures have been reclassified to conform to the presentation adopted in 2008.

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  Exhibit 1